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Exhibit 99.1

Management's Discussion and Analysis

Management's Discussion and Analysis ("MD&A")

The following discussion and analysis of financial results is dated August 8, 2013 and is to be read in conjunction with:

•
the unaudited interim consolidated financial statements of Enerplus Corporation ("Enerplus" or the "Company") as at and for the three and six months ended June 30, 2013 and 2012 (the "Interim Financial Statements"),

•
the audited consolidated financial statements of Enerplus as at and for the years ended December 31, 2012 and 2011 (the "Financial Statements"); and

•
the MD&A of Enerplus for the year ended December 31, 2012 (the "Annual MD&A").

All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included with the Interim Financial Statements. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids ("NGL") have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. The BOE and Mcfe rates are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a company interest basis, being the Company's working interest share before deduction of any royalties paid to others plus the Company's royalty interests. Company interest is not a term defined in Canadian National Instrument 51-101- Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and may not be comparable to information produced by other entities.

       The following MD&A contains forward-looking information and statements. We refer you to the discussion at the end of the MD&A under "Forward-Looking Information and Statements" for further information.

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable with the calculation of similar measures by other entities:

"Adjusted payout ratio" is used to analyze operating performance, leverage and liquidity. We calculate our adjusted payout ratio as dividends to shareholders, net of our stock dividends and the Company's former Dividend Reinvestment Plan ("DRIP") proceeds, plus capital spending (including office capital) divided by funds flow.

"Netback" is used to evaluate operating performance of our crude oil and natural gas assets. The term netback is calculated as oil and gas sales revenue (net of transportation), less royalties and operating costs.

OVERVIEW

Our strong operational performance continued during the second quarter. Production levels increased to 90,037 BOE/day, which is an increase of 10% year over year and 3% from the first quarter of 2013. Our capital program is on track with spending of $139.7 million during the quarter, with approximately 80% of this spending being directed towards our crude oil properties. Operating expenses of $10.42/BOE and general and administrative expenses ("G&A") of $2.29/BOE were in-line with our expectations.

       Funds flow for the second quarter totaled $204.7 million, an increase of $58.2 million or 40% from the second quarter of 2012 and an increase of $32.1 million or 19% from the first quarter of 2013. Funds flow continued to strengthen with higher production volumes and improved realized crude oil and natural gas prices. Net income for the quarter totaled $52.6 million, down from $100.3 million in the second quarter of 2012 due to lower non-cash mark-to-market gains on commodity derivative instruments.

       We continued to sell non-core properties in order to focus our asset portfolio. During the quarter we raised proceeds of $71.3 million through non-core asset sales. Subsequent to the quarter, we have signed agreements for additional non-core asset dispositions for proceeds of approximately $119.7 million, bringing our year-to-date expected proceeds to approximately $192.3 million. These divestments have also helped to maintain our balance sheet strength and sustainability.

6      ENERPLUS      2013 Q2 REPORT

       Our adjusted payout ratio continued to improve, decreasing to 89% in the second quarter of 2013. This improvement is due to an increase in our funds flow as well as lower capital spending. At June 30, 2013, we had a conservative trailing twelve month debt to funds flow ratio of 1.6x and approximately $670.0 million of available capacity on our bank credit facility.

       Based on our strong year-to-date operational performance we are continuing to maintain all of our operational guidance measures. Although production has exceeded expectations year-to-date, we are not increasing our annual average production guidance beyond 85,000 BOE/day given our plans for additional divestments over the remainder of the year. We also expect that our annual cash based equity compensation expenses will increase from $0.45/BOE to $0.60/BOE given our current share performance.

Production

Production increased to 90,037 BOE/day in the second quarter of 2013 from 87,183 BOE/day in the first quarter of 2013. In comparison to the second quarter of 2012, production increased by 10% or 7,929 BOE/day. Crude oil volumes were up by 4% due to increased production from our Fort Berthold property and natural gas volumes increased by 15% due to increased production from our Marcellus and Wilrich assets.

       With the continued strength in our natural gas production and our oil weighted non-core divestments, our weighting of crude oil and liquids production decreased to 46% of our total production in the second quarter of 2013. We are now expecting our crude oil and liquids weighting to average 48% for 2013.

       Average daily production volumes for the three and six months ended June 30, 2013 and 2012 are outlined below:

	Three months ended June 30,			Six months ended June 30,
Average Daily Production Volumes	2013	2012	% Change	2013	2012	% Change

Crude oil (bbls/day)	38,066	36,527	4%	38,193	35,300	8%
Natural gas liquids (bbls/day)	3,497	3,393	3%	3,546	3,698	(4)%
Natural gas (Mcf/day)	290,841	253,126	15%	281,275	249,905	13%
Total daily sales (BOE/day)	90,037	82,108	10%	88,618	80,649	10%

We expect production levels will decline in the third quarter given the reduction in our drilling activity in the second quarter, expected plant maintenance, and the impact of divestments. Although production has exceeded expectations year-to-date, we are not increasing our annual average production guidance beyond 85,000 BOE/day given our plans to continue to rationalize additional assets over the remainder of the year. If we are unable to complete additional divestments, our annual average and exit production could potentially exceed our current guidance.

ENERPLUS      2013 Q2 REPORT      7

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, funds flow and financial condition. The following table compares quarterly average prices from the second quarter of 2012 to the second quarter of 2013.

	Six months ended June 30
Pricing (average for the period)	2013	2012	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012

Benchmarks
WTI crude oil (US$/bbl)	$94.30	$98.21	$94.22	$94.37	$88.18	$92.22	$93.49
AECO – monthly index (CDN$/Mcf)	3.34	2.18	3.59	3.08	3.06	2.19	1.83
AECO – daily index (CDN$/Mcf)	3.37	2.02	3.53	3.20	3.22	2.29	1.90
NYMEX – monthly NX3 (US$/Mcf)	3.72	2.52	4.09	3.35	3.36	2.81	2.26
US/CDN exchange rate	1.02	1.01	1.02	1.01	0.99	1.00	1.01
Enerplus selling price(1)
Crude oil (per bbl)	$80.74	$79.93	$82.95	$78.52	$76.75	$76.41	$74.36
Natural gas liquids (per bbl)	52.16	58.30	45.64	58.58	47.31	47.81	60.11
Natural gas (per Mcf)	3.41	2.17	3.70	3.10	3.01	2.20	2.06

Average differentials (US$/bbl or US$/Mcf)
MSW Edmonton – WTI	$(5.31)	$(10.30)	$(3.67)	$(6.95)	$(3.32)	$(7.21)	$(10.12)
WCS Hardisty – WTI	(25.56)	(22.14)	(19.16)	(31.96)	(18.11)	(21.72)	(22.87)
Brent Futures (ICE) – WTI	13.69	15.39	9.14	18.24	21.81	17.22	15.38
AECO monthly – NYMEX	(0.43)	(0.28)	(0.58)	(0.28)	(0.31)	(0.60)	(0.40)
Enerplus realized differentials(1)
U.S. crude oil – WTI	$(7.89)	$(14.79)	$(9.61)	$(6.10)	$(5.18)	$(12.90)	$(13.21)
Canada crude oil – WTI	(22.03)	(21.45)	(16.97)	(26.97)	(15.54)	(17.41)	(23.48)
U.S. natural gas – NYMEX	0.12	0.35	0.08	0.12	0.34	0.34	0.41
Canada natural gas – NYMEX	(0.62)	(0.52)	(0.78)	(0.49)	(0.57)	(0.86)	(0.34)

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Crude Oil and Natural Gas Liquids

Crude oil prices remained range-bound during the second quarter of 2013 with WTI prices typically trading between US$87/bbl and US$97/bbl. Overall, the average price was relatively unchanged from the first quarter of 2013 at US$94.22/bbl. Globally, Brent prices weakened relative to the WTI benchmark, with the Brent – WTI spread narrowing from US$18.24/bbl during the first quarter to US$9.14/bbl during the second quarter. WTI prices have been supported by the startup of new pipeline projects which have eased the transportation bottleneck between Cushing and the Gulf Coast.

       Canadian crude differentials also improved significantly during the second quarter as refineries returned from outages. During the quarter, light differentials were much narrower due to lower than expected synthetic crude output from oilsands producers. Heavy differentials also narrowed due to the delay of new production and debottlenecking of pipeline capacity. Differentials in North Dakota versus WTI widened again in the second quarter as the narrowing of the price difference between Cushing WTI and the Gulf Coast resulted in lower rail netbacks. As Enerplus and other producers depend on moving a portion of North Dakota production by rail to the Gulf Coast, this negatively impacted our overall netback for Fort Berthold. The amount of production that we ship by rail to the Gulf Coast will vary over time due to transportation access constraints and changes in the price differential between Cushing and the Gulf Coast.

       Natural gas liquid prices weakened during the quarter due to takeaway and fractionation capacity issues in Alberta along with strong North American liquids production. As expected, we realized a significant drop in our natural gas liquids prices due to the re-contracting of volumes as of April 1, 2013. We expect prices to remain weak through 2013 and 2014 until new fractionation capacity is built within Alberta.

       The average price received for our crude oil production (net of transportation costs) in the second quarter of 2013 increased by 12% to $82.95/bbl from $74.36/bbl for the same period in 2012. The improvement in our pricing is due to narrower differentials as well as a continued portfolio shift towards lighter crude oil with our production growth in North Dakota.

8      ENERPLUS      2013 Q2 REPORT

Natural Gas

Natural gas prices continued to rally in the second quarter with cooler end-of-winter weather causing storage levels to decrease. However, prices peaked in May and have since fallen as U.S. gas production continues to increase, in particular in the Marcellus play, coal prices remain very competitive compared to gas for power generation, and summer gas consumption for cooling demand has moderated.

       In Canada, the price at AECO fell relative to Henry Hub during the quarter, as export demand dropped and Western Canadian storage began to quickly fill. We see some potential for the AECO basis differential to remain wider for the rest of summer 2013, before narrowing again later in the year.

       In the U.S., we continue to see premium pricing for our liquids rich gas located in North Dakota and Montana. In the Marcellus we have contracted long term sales that are based on monthly and daily indexes. In June daily spot prices, in particular into Tennessee Gas Pipeline, fell rapidly as industry production growth continued to surprise, bringing our overall Marcellus price to US$0.18/Mcf below NYMEX for the quarter. We expect that wider differentials will continue until pipeline expansions are built to manage excess gas from producing areas. Accessing new and incremental markets will be necessary to consume the growing gas production in the Marcellus region.

       For the three months ended June 30, 2013 we sold our natural gas for an average price of $3.70/Mcf (net of transportation costs) which represented a 19% increase from an average price of $3.10/mcf received during the first quarter of 2013. Our realized price increases were in-line with the strengthening of the AECO Monthly and NYMEX indices during this period. Our natural gas sales mix continues to include exposure to these indices for both our Canadian and U.S. production.

Price Risk Management

We have a price risk management program that is designed to mitigate a portion of the variability in commodity prices. The program considers our overall financial position along with the economics of our capital program and potential acquisitions. At current commodity prices our crude oil production accounts for approximately 75% of our corporate netback and therefore we believe it is prudent to have a significant level of downside price protection. We continued to add fixed price positions during and subsequent to the quarter given the rally in crude prices. As of July 22, 2013 we have swapped 22,250 bbls/day for the remainder of 2013 at an average price of US$100.35/bbl, representing approximately 75% of our forecasted net oil production after royalties. For the first half of 2014, we have swapped 19,000 bbls/day, representing approximately 64% of our forecasted net production after royalties, at an average price of US$93.39/bbl. For the second half of 2014 we have swapped 14,000 bbls/day, representing approximately 47% of our forecasted net production after royalties, at an average price of US$92.61/bbl.

       As a result of the Brent – WTI differential narrowing during and subsequent to the quarter, and the potential that it could widen again, we have also added Brent – WTI fixed and ratio spread basis positions. We have entered into fixed basis spread positions for the remainder of 2013 where we pay the WTI calendar month average price and receive the Brent calendar month average price less a fixed spread of $7.09/bbl on 5,000 bbls/day. For 2014 we have entered into ratio spread basis positions where we pay the WTI calendar month average price and receive 92.9% of the Brent calendar month average price on 2,000 bbls/day.

       We added minimally to our natural gas hedge position during the quarter as hedging crude provides more funds flow protection. As of July 22, 2013 we have downside protection representing approximately 32% of our forecasted natural gas production after royalties for the remainder of 2013. This protection is comprised of 51,100 Mcf/day at AECO $3.41/Mcf before premiums and 15,000 Mcf/day swapped at NYMEX US$3.85/Mcf. For 2014 we have swapped 50,000 Mcf/day at NYMEX US$4.17/Mcf and another 4,700 Mcf/day at AECO $3.96/Mcf, representing approximately 26% of our forecasted net production after royalties.

ENERPLUS      2013 Q2 REPORT      9

       The following is a summary of our financial contracts in place at July 22, 2013 expressed as a percentage of our anticipated net production volumes after royalties:

	WTI Crude Oil(1) (US$/bbl)			AECO Natural Gas(1) (CDN$/Mcf)		NYMEX Natural Gas(1) (US$/Mcf)
	Jul 1, 2013 – Dec 31, 2013	Jan 1, 2014 – Jun 30, 2014	Jul 1, 2014 – Dec 31, 2014	Jul 1, 2013 – Dec 31, 2013	Jan 1, 2014 – Dec 31, 2014	Jul 1, 2013 – Dec 31, 2013	Jan 1, 2014 – Dec 31, 2014

Purchased Puts	–	–	–	$3.17	–	–	–
%	–	–	–	11%	–	–	–
Sold Puts	$63.09	–	–	–	–	–	–
%	19%	–	–	–	–	–	–
Swaps (fixed price)	$100.35	$93.39	$92.61	$3.61	$3.96	$3.85	$4.17
%	75%	64%	47%	14%	2%	7%	24%
Sold Calls	$130.00	–	–	–	–	–	–
%	12%	–	–	–	–	–	–
Purchased Calls	$104.09	–	–	–	–	–	–
%	12%	–	–	–	–	–	–

(1)
Based on weighted average price (before premiums), assumed average annual production of 85,000 BOE/day for 2013 and 2014, less royalties of 21%.

See Note 14 for further information on our commodity hedging.

Accounting for Price Risk Management

During the second quarter of 2013 we realized cash gains of $11.0 million on our crude oil contracts and cash losses of $1.9 million on our natural gas contracts. In comparison, during the second quarter of 2012 we realized cash gains of $5.0 million on our crude oil contracts. The crude oil gains realized in 2013 and 2012 were due to contracts that provided floor protection above market prices. The natural gas losses realized in the current quarter were due to market prices rising above our fixed price positions.

       As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. At the end of the second quarter of 2013 the fair value of our crude oil and natural gas contracts represented gain positions of $29.8 million and $7.2 million respectively. For the three and six months ended June 30, 2013 the fair value of our crude oil contracts increased $8.7 million and decreased $20.9 million respectively, while the fair value of our natural gas contracts increased $12.8 million and $3.8 million respectively.

       During the second quarter of 2012 we saw significant decreases in forecast crude oil prices, which resulted in unrealized gains of $137.7 million and $120.6 million for the three and six months ended June 30, 2012 respectively.

Risk Management Gains/(Losses)	Three months ended June 30,
($ millions, except per unit amounts)	2013		2012

Cash gains/(losses):
Crude Oil	$11.0	$3.17/bbl	$5.0		$1.50/bbl
Natural Gas	(1.9)	$(0.07)/Mcf	–	$	– /Mcf

Total cash gains/(losses)	$9.1	$1.11/BOE	$5.0		$0.68/BOE
Non-cash gains/(losses) on financial contracts:
Change in fair value – crude oil	$8.7	$2.51/bbl	$137.7		$41.43/bbl
Change in fair value – natural gas	12.8	$0.49/Mcf	–	$	– /Mcf

Total non-cash gains/(losses)	$21.5	$2.63/BOE	$137.7		$18.42/BOE

Total gains/(losses)	$30.6	$3.74/BOE	$142.7		$19.10/BOE

10      ENERPLUS      2013 Q2 REPORT

Risk Management Gains/(Losses)	Six months ended June 30,
($ millions, except per unit amounts)	2013		2012

Cash gains/(losses):
Crude Oil	$21.9	$3.16bbl	$(5.6)		$(0.87)/bbl
Natural Gas	(1.2)	$(0.02)/Mcf	–	$	– /Mcf

Total cash gains/(losses)	$20.7	$1.27/BOE	$(5.6)		$(0.38)/BOE
Non-cash gains/(losses) on financial contracts:
Change in fair value – crude oil	$(20.9)	$(3.02)/bbl	$120.6		$18.77/bbl
Change in fair value – natural gas	3.8	$0.07/Mcf	–	$	– /Mcf

Total non-cash gains/(losses)	$(17.1)	$(1.05)/BOE	$120.6		$8.22/BOE

Total gains/(losses)	$3.6	$0.22/BOE	$115.0		$7.84/BOE

Revenues

Crude oil and natural gas revenues were $398.6 million ($404.8 million, net of $6.2 million of transportation costs) in the second quarter of 2013, representing an increase of 27% or $84.2 million from $314.4 million ($321.2 million, net of $6.8 million of transportation costs) during the same period in 2012. Crude oil and natural gas revenues for the six months ended June 30, 2013 were $764.8 million ($778.2 million, net of $13.4 million of transportation costs), an increase of $111.5 million or 17% from $653.3 million ($666.3 million, net of $13.0 million in transportation costs) for the same period in 2012. Crude oil and natural gas revenues increased due to improvements in realized prices as well as higher production levels during the period.

Analysis of Sales Revenue(1) ($ millions)	Crude Oil	NGLs	Natural Gas	Total

Three months ended June 30, 2012	$247.2	$18.6	$48.6	$314.4
Price variance	29.8	(4.9)	40.4	65.3
Volume variance	10.4	0.8	7.7	18.9

Three months ended June 30, 2013	$287.4	$14.5	$96.7	$398.6

($ millions)	Crude Oil	NGLs	Natural Gas	Total

Six months ended June 30, 2012	$513.6	$39.2	$100.5	$653.3
Price variance	5.6	(3.9)	60.8	62.5
Volume variance	39.0	(1.8)	11.8	49.0

Six months ended June 30, 2013	$558.2	$33.5	$173.1	$764.8

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Royalties

Royalties are paid to various government entities and other land and mineral rights owners. For the three and six months ended June 30, 2013 royalties were $81.4 million and $156.0 million respectively, compared to $62.5 million and $129.2 million for the same periods of 2012. As a percentage of oil and gas sales, net of transportation costs, royalties were 20% for the three and six months ended June 30, 2013, unchanged from 2012. We continue to expect an average royalty rate of approximately 21% in 2013.

Operating Expenses

Our operating expenses were on track at $85.4 million or $10.42/BOE during the second quarter of 2013 and $166.7 million or $10.39/BOE for the six months ended June 30, 2013. In comparison, we had operating costs of $80.5 million or $10.78/BOE and $152.6 million or $10.40/BOE for the same periods in 2012. Our operating costs have improved on a per BOE basis in 2013 mainly due to increased production from our Marcellus and Fort Berthold properties which have lower operating costs.

       We are maintaining our annual guidance of $10.70/BOE for operating costs during 2013.

ENERPLUS      2013 Q2 REPORT      11

Netbacks

The following tables outline our crude oil and natural gas netbacks for the three and six months ended June 30, 2013 and 2012. The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the "Pricing" section of this MD&A.

	Three months ended June 30, 2013
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	41,854 BOE/day	289,095 Mcfe/day	90,037 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Revenue(2)	$76.06	$4.14	$48.65
Royalties	(18.36)	(0.44)	(9.93)
Cash operating costs	(12.98)	(1.41)	(10.55)

Netback before hedging	$44.72	$2.29	$28.17
Cash gains/(losses)	2.88	(0.07)	1.11

Netback after hedging	$47.60	$2.22	$29.28

Netback before hedging ($ millions)	$170.3	$60.5	$230.8

Netback after hedging ($ millions)	$181.3	$58.6	$239.9

	Three months ended June 30, 2012
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	40,165 BOE/day	251,658 Mcfe/day	82,108 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Revenue(2)	$68.05	$2.87	$42.07
Royalties	(14.93)	(0.34)	(8.36)
Cash operating costs	(11.93)	(1.62)	(10.80)

Netback before hedging	$41.19	$0.91	$22.91
Cash gains/(losses)	1.38	–	0.68

Netback after hedging	$42.57	$0.91	$23.59

Netback before hedging ($ millions)	$150.6	$20.6	$171.2

Netback after hedging ($ millions)	$155.6	$20.6	$176.2

(1)
See "Non-GAAP Measures" in this MD&A.
(2)
Net of oil and gas transportation costs.

	Six months ended June 30, 2013
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average daily production	41,936 BOE/day	280,091 Mcfe/day	88,618 E/day

Netback(1)	(per BOE )	(per Mcfe )	(per BOE )

Revenue(2)	$74.46	$3.94	$47.68
Royalties	(17.55)	(0.45)	(9.73)
Cash operating costs	(12.34)	(1.47)	(10.48)

Netback before hedging	$44.57	$2.02	$27.47
Cash gains/(losses)	2.88	(0.02)	1.29

Netback after hedging	$47.45	$2.00	$28.76

Netback before hedging ($ millions)	$338.2	$102.4	$440.6

Netback after hedging ($ millions)	$360.1	$101.2	$461.3

12      ENERPLUS      2013 Q2 REPORT

	Six months ended June 30, 2012
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average daily production	38,365 BOE/day	253,702 Mcfe/day	80,649 BOE/day

Netback(1)	(per BOE )	(per Mcfe )	(per BOE )

Revenue(2)	$73.42	$3.05	$44.51
Royalties	(15.91)	(0.39)	(8.80)
Cash operating costs	(11.70)	(1.51)	(10.32)

Netback before hedging	$45.81	$1.15	$25.39
Cash gains/(losses)	(0.80)	–	(0.38)

Netback after hedging	$45.01	$1.15	$25.01

Netback before hedging ($ millions)	$319.9	$52.9	$372.8

Netback after hedging ($ millions)	$314.3	$52.9	$367.2

(1)
See "Non-GAAP Measures" in this MD&A.
(2)
Net of oil and gas transportation costs.

Our crude oil properties accounted for 77% of our corporate netback before hedging for the first six months of 2013 compared to 86% for the same period in 2012. Crude oil netbacks after hedging per BOE have increased for the three and six months ended June 30, 2013 primarily due to higher realized crude oil prices and cash hedging gains. Natural gas netbacks per Mcfe after hedging increased mainly due to higher realized natural gas prices.

General and Administrative Expenses ("G&A")

G&A expenses decreased during the second quarter of 2013 to $18.8 million or $2.29/BOE compared to $20.7 million or $2.76/BOE in the second quarter of 2012, mainly due to lower legal and professional fees. For the six months ended June 30, 2013 G&A expenses increased to $43.5 million or $2.71/BOE compared to $41.4 million or $2.82/BOE for the same period in 2012, primarily due to one-time charges recorded in the first quarter of 2013.

	Three months ended June 30,		Six months ended June 30,
Cash G&A Expenses	2013	2012	2013	2012

G&A expenses ($ millions)	$18.8	$20.7	$43.5	$41.4
G&A expenses (per BOE)	$2.29	$2.76	$2.71	$2.82

We continue to expect cash G&A expenses to be approximately $2.70/BOE during 2013.

Equity Based Compensation Expenses

Equity based compensation expenses totaled $5.9 million for the second quarter of 2013 and $12.4 million for the first six months of 2013, compared to $0.3 million and $4.9 million during the same periods during 2012. These expenses include charges related to our long-term incentive plans ("LTI plans") and our stock option plan (see Note 13 for further details). The costs of our LTI plans are dependent on our share price and can fluctuate from period to period. The increased costs in 2013 were the result of the increase in our share price.

       We also recorded non-cash gains on our LTI equity swaps of $0.8 million for the second quarter and $2.3 million for the first six months of 2013, compared to $0.3 million of non-cash gains during the same periods in 2012. Utilizing the swaps, we have

ENERPLUS      2013 Q2 REPORT      13

effectively fixed the future settlement cost on our LTI plans at a weighted average price of $13.21 per share on 1,130,000 shares, representing approximately 70% of the notional shares outstanding under these plans.

	Three months ended June 30,		Six months ended June 30,
Equity Based Compensation Expenses ($ millions)	2013	2012	2013	2012

Cash:
LTI plans expense/(recovery)	$3.7	$(1.5)	$9.2	$0.1
Non-Cash:
LTI plans – equity swap gain	(0.8)	(0.3)	(2.3)	(0.3)
Stock option plan	3.0	2.1	5.5	5.1

Total equity based compensation expenses	$5.9	$0.3	$12.4	$4.9

	Three months ended June 30,		Six months ended June 30,
Equity Based Compensation Expenses (Per BOE)	2013	2012	2013	2012

Cash:
LTI plans expense/(recovery)	$0.45	$(0.19)	$0.57	$0.01
Non-Cash:
LTI plans – equity swap gain	(0.09)	(0.04)	(0.14)	(0.02)
Stock option plan	0.36	0.28	0.34	0.34

Total equity based compensation expenses	$0.72	$0.05	$0.77	$0.33

Based on our current share price performance, we have increased our forecast for cash equity based compensation for 2013 from $0.45/BOE to $0.60/BOE.

Finance Expense

Interest on our senior notes and bank credit facility for the three and six months ended June 30, 2013 totaled $14.3 million and $28.5 million respectively, compared to $13.4 million and $24.3 million for the same periods in 2012. The increase is due to higher average debt levels in 2013 along with an increased weighting of senior notes with higher interest rates.

       Non-cash amounts recorded in finance expense include accretion of decommissioning liabilities, amortization of debt transaction costs and unrealized gains and losses resulting from the change in fair value of our interest rate swaps and the interest component on our cross currency interest rate swap ("CCIRS"). See Note 10 for further details.

	Three months ended June 30,		Six months ended June 30,
Finance Expense ($ millions)	2013	2012	2013	2012

Interest on senior notes and bank facility	$14.3	$13.4	$28.5	$24.3
Non-cash finance expense	4.2	4.0	8.4	8.9

Total finance expense	$18.5	$17.4	$36.9	$33.2

At June 30, 2013 approximately 68% of our debt was based on fixed interest rates.

14      ENERPLUS      2013 Q2 REPORT

Foreign Exchange

We recorded a net foreign exchange loss of $2.2 million during the second quarter of 2013. In comparison, realized foreign exchange losses of $11.2 million were offset by unrealized foreign exchange gains of $11.2 million during the second quarter of 2012.

       During the second quarter of 2013 the Canadian dollar continued to weaken against the U.S. dollar. On June 19, 2013 we made the fourth US$35.0 million principal repayment on our US$175.0 million senior notes. In connection with this payment we also settled the underlying CCIRS, which resulted in an $18.0 million realized foreign exchange loss. This realized loss was partially offset by realized foreign exchange gains on the settlement of short-term U.S. dollar bank debt that matured during the period.

       We recorded net unrealized foreign exchange gains during the second quarter of $12.7 million, mainly due to mark-to-market gains on our CCIRS and foreign exchange swaps. These gains were partially offset by unrealized losses on the period end translation of our U.S. dollar debt and working capital. See Note 11 for further details.

	Three months ended June 30,		Six months ended June 30,
Foreign Exchange ($ millions)	2013	2012	2013	2012

Realized loss/(gain)	$14.9	$11.2	$17.6	$5.9
Unrealized loss/(gain)	(12.7)	(11.2)	(11.1)	(11.2)

Total Foreign Exchange loss/(gain)	$2.2	$–	$6.5	$(5.3)

Capital Investment

Capital spending for the second quarter totaled $139.7 million compared to $208.6 million during the same period in 2012 and $172.9 million during the first quarter of 2013. Spending levels in the quarter slowed due to the timing of development plans, spring break-up and wet weather in June. Despite the slow-down our annual capital program is on track and we continue to expect annual spending of approximately $685 million. Second quarter spending was primarily focused on our crude oil properties with $77.9 million directed towards our Fort Berthold crude oil property and $34.5 million spent on our Canadian oil properties. Spending on our natural gas assets included $17.1 million in the Marcellus and $6.0 million on our deep basin properties in Canada.

       Property and land acquisitions for the second quarter totaled $51.7 million, which included the acquisition of an incremental 50% working interest in our Pouce Coupe light oil waterflood property for $34.0 million after adjustments. Land acquisitions totaled $16.7 million and were primarily focused on additional acreage positions around our existing North Dakota and Marcellus interests. During the second quarter of 2012 we spent $23.6 million, which included $8.2 million on undeveloped land and $15.4 million on our Marcellus carry obligation.

Dispositions

During the second quarter we recognized aggregate proceeds of $71.3 million through our disposition activity. The largest transactions were the sale of our Canadian non-core oil assets in Taylorton and Turner Valley that had production of approximately 600 BOE/day for proceeds of $57.2 million. We also disposed of non-core oil assets at Willesden Green for $6.7 million, along with U.S. undeveloped land for $7.4 million. In aggregate, we recognized losses of $4.5 million during the quarter on these transactions.

       Our total capital investment activity for the three and six months ended June 30, 2013 are outlined below:

	Three months ended June 30,		Six months ended June 30,
Capital Investment ($ millions)	2013	2012	2013	2012

Capital spending	$139.7	$208.6	$312.6	$525.7
Office capital	0.8	3.6	2.2	6.1

Sub-total	140.5	212.2	314.8	531.8

Property and land acquisitions	51.7	23.6	55.7	56.6
Property dispositions	(71.3)	0.1	(72.6)	(52.5)

Sub-total	(19.6)	23.7	(16.9)	4.1

Total net capital investment	$120.9	$235.9	$297.9	$535.9

ENERPLUS      2013 Q2 REPORT      15

Subsequent to the second quarter, we entered into agreements to divest of non-core Canadian properties with production of approximately 1,000 BOE/day for proceeds of approximately $85.4 million, before closing adjustments. We also closed the sale of certain facilities in our Western U.S. operations for proceeds of $34.3 million and entered into a new fee based arrangement with respect to these assets. These assets have been classified as assets held for sale on our balance sheet at June 30, 2013. See Note 15 for further information.

       Including the transactions subsequent to the second quarter, we have sold, or have entered into agreements to sell, non-core assets for aggregate proceeds of $192.3 million and related production of approximately 1,700 BOE/day. We have also invested approximately $55.7 million in property and land acquisitions with related production of approximately 400 BOE/day.

Depletion, Depreciation and Amortization ("DD&A")

DD&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved plus probable reserves. For the three and six months ended June 30, 2013 DD&A increased to $132.5 million and $259.4 million respectively, compared to $128.2 million and $246.7 million during the same periods in 2012, primarily due to higher production.

Other Assets

Other assets consist of our portfolio of equity investments in other oil and gas companies. These investments are carried at their estimated fair value with changes in fair value recorded in other comprehensive income. The change in fair value of these investments for the three and six months ended June 30, 2013 resulted in unrealized gains of $2.3 million and $3.9 million respectively, compared to unrealized losses of $46.9 million and $51.1 million for the same periods last year. The unrealized losses in 2012 primarily related to our investment in Laricina Energy Ltd. which we disposed of in the third quarter of 2012.

Decommissioning Liabilities

In connection with our operations, we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total decommissioning liabilities included on our balance sheet are estimated by management based on our net ownership interest, estimated costs to abandon and reclaim and the estimated timing of the costs to be incurred in future periods. We have estimated the net present value of our decommissioning liability to be $552.0 million at June 30, 2013 compared to $599.7 million at December 31, 2012. For the six months ended June 30, 2013 there was a $47.7 million decrease in decommissioning liability resulting primarily from the change in the risk-free rate used to calculate the present value of the liability, which increased to 2.89% from 2.36% at December 31, 2012. See Notes 9 and 15 for further information.

Taxes

Current Income Taxes

We recorded a current tax expense of $1.4 million for the three months ended June 30, 2013 compared to $3.8 million for the same period in 2012. Our current tax is comprised mainly of Alternative Minimum Tax ("AMT") payable with respect to our U.S. subsidiary. We expect to recover AMT in future years as an offset to regular U.S. income taxes otherwise payable.

       We continue to expect to pay U.S. cash taxes of approximately 3% of U.S. cash flow until 2016. We currently do not expect to pay material cash taxes in Canada until after 2016. These estimates may vary depending on numerous factors including commodity prices, capital spending, tax regulations and acquisition and disposition activity.

Deferred Income Taxes

We recorded a deferred tax expense of $25.9 million for the three months ended June 30, 2013 compared to an expense of $43.1 million for the same period in 2012. The decrease in deferred income tax expense is due to lower net income during the period.

Net Income

Net income for the second quarter of 2013 was $52.6 million or $0.26 per share compared to $100.3 million or $0.51 per share for the second quarter of 2012. Net income for the six months ended June 30, 2013 totaled $47.4 million or $0.24 per share compared to $66.4 million or $0.34 per share for the same period in 2012.

       Increased production and improvements in realized pricing in 2013 generated higher oil and gas sales however this was offset by lower mark-to-market gains on our commodity derivative instruments and a decrease in gains on asset dispositions.

16      ENERPLUS      2013 Q2 REPORT

SELECTED CANADIAN AND U.S. FINANCIAL RESULTS

The following tables provide a geographical analysis of key operating and financial results for the three and six months ended June 30, 2013 and 2012.

	Three months ended June 30, 2013			Three months ended June 30, 2012
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes
Crude oil (bbls/day)	18,364	19,702	38,066	21,028	15,499	36,527
Natural gas liquids (bbls/day)	2,975	522	3,497	2,947	446	3,393
Natural gas (Mcf/day)	186,569	104,272	290,841	203,030	50,096	253,126
Total average daily production (BOE/day)	52,434	37,603	90,037	57,813	24,295	82,108
Pricing(1)
Crude oil (per bbl)	$79.06	$86.58	$82.95	$69.50	$80.96	$74.36
Natural gas liquids (per bbl)	49.05	26.21	45.64	63.79	35.80	60.11
Natural gas (per Mcf)	3.39	4.26	3.70	1.91	2.70	2.06
Capital Expenditures
Capital spending	$44.4	$95.3	$139.7	$45.6	$163.0	$208.6
Acquisitions	35.0	16.7	51.7	2.4	21.2	23.6
Dispositions	(63.9)	(7.4)	(71.3)	–	0.1	0.1
Revenues
Oil and gas sales(1)	$203.6	$195.0	$398.6	$185.0	$129.4	$314.4
Royalties(2)	(30.5)	(50.9)	(81.4)	(28.7)	(33.8)	(62.5)
Commodity derivative instruments gain	30.6	–	30.6	142.7	–	142.7
Expenses
Operating	$63.8	$21.6	$85.4	$68.3	$12.2	$80.5
General and administrative	15.7	3.1	18.8	16.9	3.8	20.7
Equity based compensation	5.6	0.3	5.9	0.6	(0.3)	0.3
Depletion, depreciation and amortization	62.3	70.2	132.5	79.8	48.4	128.2
Current income tax expense	0.1	1.3	1.4	0.5	3.3	3.8

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2)
U.S. royalties include state production tax.

ENERPLUS      2013 Q2 REPORT      17

	Six months ended June 30, 2013			Six months ended June 30, 2012
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes
Crude oil (bbls/day)	18,764	19,429	38,193	20,814	14,486	35,300
Natural gas liquids (bbls/day)	3,045	501	3,546	3,372	326	3,698
Natural gas (Mcf/day)	182,214	99,061	281,275	205,571	44,334	249,905
Total average daily production (BOE/day)	52,178	36,440	88,618	58,449	22,200	80,649
Pricing(1)
Crude oil (per bbl)	$73.44	$87.80	$80.74	$77.20	$83.86	$79.93
Natural gas liquids (per bbl)	55.81	30.02	52.16	60.05	40.25	58.30
Natural gas (per Mcf)	3.15	3.90	3.41	2.01	2.89	2.17
Capital Expenditures
Capital spending	$127.4	$185.2	$312.6	$156.8	$368.9	$525.7
Property and land acquisitions	37.6	18.1	55.7	13.9	42.8	56.7
Property dispositions	(65.2)	(7.4)	(72.6)	(30.7)	(21.8)	(52.5)
Revenues
Oil and gas sales(1)	$385.3	$379.5	$764.8	$405.0	$248.4	$653.4
Royalties(2)	(56.8)	(99.2)	(156.0)	(64.4)	(64.8)	(129.2)
Commodity derivative instruments gain/(loss)	3.6	–	3.6	115.0	–	115.0
Expenses
Operating	$129.9	$36.8	$166.7	$128.4	$24.2	$152.6
General and administrative	37.1	6.4	43.5	34.0	7.4	41.4
Equity based compensation	11.6	0.8	12.4	5.2	(0.3)	4.9
Depletion, depreciation and amortization	126.6	132.8	259.4	160.5	86.2	246.7
Current income tax expense/(recovery)	0.1	2.6	2.7	(0.1)	4.6	4.5

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2)
U.S. royalties include state production tax.

18      ENERPLUS      2013 Q2 REPORT

QUARTERLY FINANCIAL INFORMATION

Higher realized commodity prices combined with increased production volumes contributed to higher revenues in the second quarter of 2013. During 2012 oil and gas sales were relatively flat as increasing production volumes were offset by lower realized commodity prices. During 2011 we saw higher crude oil prices and declining natural gas prices combined with lower production levels, which resulted in fluctuating oil and gas sales throughout the year.

Quarterly Financial Information	Oil and Gas Sales	Net	Net Income/(Loss) Per Share
(CDN$ millions, except per share amounts)	(1)	Income/(Loss)	Basic	Diluted

2013
Second Quarter	$398.6	$52.6	$0.26	$0.26
First Quarter	366.2	(5.2)	(0.03)	(0.03)

Total	$764.8	$47.4	$0.24	$0.24

2012
Fourth Quarter	$360.7	$(158.7)	$(0.80)	$(0.80)
Third Quarter	324.9	(63.5)	(0.32)	(0.32)
Second Quarter	314.4	100.3	0.51	0.51
First Quarter	339.0	(33.8)	(0.18)	(0.18)

Total	$1,339.0	$(155.7)	$(0.80)	$(0.80)

2011
Fourth Quarter	$357.3	$(299.4)	$(1.66)	$(1.65)
Third Quarter	312.9	111.3	0.62	0.62
Second Quarter	354.2	268.0	1.50	1.49
First Quarter	318.7	29.5	0.17	0.16

Total	$1,343.1	$109.4	$0.61	$0.61

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

We have continued to strengthen our balance sheet and liquidity in 2013. We have seen a significant increase in our funds flow and our disposition activities have generated proceeds of $192.3 million, including transactions closing subsequent to the quarter. As a result, we have eliminated our year-to-date funding shortfall. At June 30, 2013 we have a conservative trailing 12 month debt to cash flow ratio of 1.6x and approximately $670.0 million of undrawn credit capacity.

       Our adjusted payout ratio has also shown significant improvement in 2013. Our adjusted payout ratio, which is calculated as dividends (net of our stock dividends and DRIP proceeds) plus capital spending and office capital divided by funds flow, was 89% for the second quarter of 2013 and 106% for the first six months of 2013, compared to 197% and 227% for the same periods in 2012. The decrease in our adjusted payout ratio was a result of lower capital spending, higher funds flow along with the reduction in our monthly dividend from $0.18 to $0.09 at the end of the second quarter of 2012.

       Total debt at June 30, 2013, including the current portion, was $1,143.8 million compared to $1,069.6 million at December 31, 2012. Total debt at June 30, 2013 was comprised of $330.2 million of bank indebtedness and $813.6 million of senior notes.

       Our working capital deficiency at June 30, 2013, excluding current deferred financial assets and credits and held for sale assets and liabilities, was $168.6 million compared to $167.2 million at December 31, 2012. We expect to finance our working capital deficit through funds flow and our bank credit facility.

       Our key leverage ratios are detailed below:

Financial Leverage and Coverage	June 30, 2013	December 31, 2012

Long-term debt to funds flow (12 month trailing)(1)	1.6 x	1.7 x
Funds flow to interest expense (12 month trailing)(2)	16.5 x	12.1 x
Long-term debt to long-term debt plus equity(1)	27%	26%

(1)
Long-term debt is measured net of cash and includes the current portion of the senior notes.
(2)
Interest expense is finance expense excluding non-cash items.

ENERPLUS      2013 Q2 REPORT      19

At June 30, 2013 we were in compliance with all covenants under our bank credit facility and senior notes. Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com.

Dividends

During the three and six months ended June 30, 2013 we reported dividends of $54.0 million ($0.27/share) and $107.8 million ($0.54/share) respectively, of which $11.4 million and $21.5 million respectively, was non-cash and related to our Stock Dividend Program ("SDP"). We continue to assess our dividend levels with respect to anticipated funds flow, debt levels, capital spending plans and capital market conditions and do not anticipate any changes at this time.

       Our SDP allows shareholders to elect to receive their dividends in the form of shares instead of cash. Currently approximately 21% of our shareholders participate in the SDP, representing $3.8 million of dividends per month. As with our previous DRIP, the SDP will serve as a source of capital by allowing us to retain cash that would otherwise be paid out as dividends.

Shareholders' Capital

During the second quarter of 2013, a total of 805,000 shares were issued for $11.4 million pursuant to the SDP and stock option plan. A total of 869,000 shares were issued for $12.5 million under our former DRIP and the stock option plan for the same period in 2012. For the six months ended June 30, 2013, a total of 1,584,000 shares were issued for $21.5 million pursuant to the SDP and stock option plan, compared to 1,464,000 shares issued for $25.8 million during the same period in 2012 under the SDP, former DRIP and the stock option plan. See Note 13 for further information.

       We had 200,268,000 shares outstanding at June 30, 2013 compared to 197,332,000 shares outstanding at June 30, 2012 and 198,684,000 shares outstanding at December 31, 2012. The weighted average basic number of shares outstanding for the six months ended June 30, 2013 was 199,430,000 (2012 – 193,306,000). At August 8, 2013 we had 201,109,000 shares outstanding.

Change in U.S. Filing Status

Pursuant to U.S. securities regulations we expect that we will no longer qualify as a "foreign private issuer" as of January 1, 2014 as over 50% of our common shares are held by U.S. residents and over 50% of our assets are located in the U.S. As a result, we believe that we will be considered a U.S. domestic issuer and will become subject to U.S. domestic reporting requirements for all U.S. filings completed on or after January 1, 2014, which will include our annual 2013 filings.

       This change in filing status is not expected to impact our operations, but rather it will change the way in which we report and file our results.

       Some of the consequences of no longer qualifying as a "foreign private issuer" are summarized below.

Financial Statements

Our financial statements will be presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP") instead of IFRS beginning with our year ended December 31, 2013, including the comparative periods for 2012 and 2011. The US GAAP financial statements will satisfy our Canadian filing obligations and IFRS statements will no longer be prepared.

       The most significant differences between US GAAP and IFRS that are expected to impact us relate to the accounting for our oil and gas assets and particularly impairment calculations and the accounting treatment for dispositions. As we are recasting our comparative periods in accordance with US GAAP, any previously recorded IFRS asset impairments/reversals or gains/losses on asset dispositions will be reversed and recast in accordance with US GAAP. Other differences include different discount rates used for decommissioning liabilities associated with our assets along with differences in balance sheet presentation for our assets. We expect these changes will impact our earnings however we do not expect a material change in our key performance indicators such as funds flow, debt levels, capital spending, operating costs, G&A expenses, netbacks or adjusted payout ratios.

Equity Offerings

Historically as a foreign private issuer we completed Canadian "bought deal" style public offerings and separate U.S. prospectuses were not required. As a U.S. domestic issuer we will generally need to file U.S. prospectuses for any private or public equity offerings completed after January 1, 2014. In addition, we would continue to be subject to the applicable Canadian prospectus requirements. These additional filing obligations could impact the cost and execution of our equity offerings.

20      ENERPLUS      2013 Q2 REPORT

Production and Reserves Information

In accordance with U.S. protocol our sales revenue and volumes would be presented on a net (after royalty) basis. We would also provide supplementary disclosures for gross sales revenue and volumes to facilitate comparisons with Canadian peers.

       Our reserves information would be prepared and filed under both U.S. and Canadian standards. Under U.S. reserve standards proved reserves are generally presented, historic 12 month average price is held constant and reserves are reported on a net (after royalty) basis.

2013 GUIDANCE

A summary of our 2013 guidance is below.

Summary of 2013 Expectations	Target

Average annual production	85,000 BOE/day (higher end of range of previous guidance)
Exit rate production	84,000 – 88,000 BOE/day
Capital spending	$685 million
Production mix (volumes)	48% crude oil and liquids (decrease from 50% crude oil and liquids)
Average royalty rate (% of gross sales, net of transportation)	21%
Operating costs	$10.70/BOE
G&A expenses – cash	$2.70/BOE
Equity based compensation expenses – cash	$0.60/BOE (increase from $0.45/BOE)
Cash taxes (% of U.S. funds flow)	~3%
Average interest and financing costs	5%

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as defined in Rule 13a – 15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at June 30, 2013, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on April 1, 2013 and ending June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

ENERPLUS      2013 Q2 REPORT      21

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2013 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged; the results from our drilling program and the timing of related production; future oil and natural gas prices and our commodity risk management programs; future royalty rates on our production; anticipated cash and non-cash G&A, equity based compensation and financing expenses; operating costs; capital spending levels in 2013 and its impact on our production level and land holdings; our ability to reallocate funds within our 2013 capital program; potential future asset impairments and reversals; the amount of our future abandonment and reclamation costs and decommissioning liabilities; future environmental expenses; our future U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and debt-to-funds-flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; the amount and timing of future cash dividends that we may pay to our shareholders; the amount and timing of future debt and equity issuances and expected use of proceeds therefrom; and the amount and timing, and use of proceeds from, future asset dispositions; the expected change of our status from "foreign private issuer" to U.S. domestic issuer as of January 1, 2014 and expected changes in our reporting related thereto; and our ability to improve our trading multiple and create significant value for our shareholders.

       The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and resource volumes; commodity price and cost assumptions; the continued availability of adequate debt and/or equity financing and funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; the availability of third party services; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

       The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties, increased debt levels or debt service requirements; inaccurate estimation of our oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; a failure to complete planned asset dispositions on the terms anticipated or at all; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in the Annual MD&A and in our other public filings).

       The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

22      ENERPLUS      2013 Q2 REPORT

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  Exhibit 99.1